EXHIBIT 1.01

Crawford United Corporation
Conflict Minerals Report

For the reporting period from January 1, 2020 to December 31, 2020

Introduction

This Conflict Minerals Report (“Report’) of Crawford United Corporation (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD promulgated under the Securities Exchange Act of 1934, as amended (the "Rules") for the reporting period from January 1, 2020 to December 31, 2020 (the “Reporting Period”).

The Rules required disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rules are necessary to the functionality or production of those products. The minerals covered by the Rules are gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives consisting of tin, tungsten, and tantalum (collectively, the “Conflict Minerals”) and any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an “adjoining country, as defined in Form SD (collectively the “Covered Countries”).

The Company’s operations may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of these products. The Company does not directly purchase these minerals from smelters or mines.

This Report is not audited, nor is an independent private sector audit required for this Report under the Rules and SEC guidance.

The Company and Our Products

As a company in the tests and measurement and flexible hose business, Crawford United is several levels removed from the actual mining of conflict minerals. Crawford United does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first four years following November 13, 2012 for Small Reporting Companies.

Reasonable Country of Origin Inquiry

Due Diligence Process

Crawford United's due diligence measures include:

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Conducting supply-chain surveys in accordance with our Policy with our suppliers of components containing conflict minerals. During 2015 we updated our Reporting Form and the revision improved response rates from suppliers.

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Sending due diligence questionnaires to suppliers that could not be verified as having published Conflict Materials Policies or public filings indicating their compliance with the Conflict Materials law.

Results of Review

As a result of the due diligence measures described above, Crawford United has determined that the components we purchase from domestic suppliers are conflict mineral free. However, for several components that are purchased from foreign suppliers we cannot make this determination due to a lack of information from their suppliers for certain printed circuits and plated screw machine parts to conclude whether the necessary conflict minerals originated in the Covered Countries and, if so, whether the necessary conflict minerals were from recycle or scrap sources, were DRC conflict free or have not been found to be DRC conflict free.

Steps to Mitigate Risk

To address our ongoing obligations, we intend to improve our ROCI and due diligence process. To further mitigate any risk that Conflict Minerals used in our products could benefit conflict in the Covered Countries, we expect to implement the following steps:

●	Assessing the presence of conflict minerals in its supply chain’
●	Request assistance from our customer with respect to good faith ROCI when customers require us to source materials and components from specific suppliers;
●	Increase the response rate for ROCI process;
●	Periodically survey our supply chain and follow-up when questionnaires warrant further investigation;
●	Encourage the applicable supply chain vendors to implement reasonable sourced of smelters who have been designated as “conflict free” through independent smelter validation.

Over this compliance period Crawford United updated our questionnaire and took additional step improve the information gathered from its due diligence to further mitigate the risk that its' necessary conflict minerals do not benefit armed groups. The increased efforts improved response rates slightly but did not result in coverage of all suppliers of materials we use within the scope of the Dodd-Frank Conflict Minerals Legislation Policy. Our conclusion is that the suppliers that would not respond are also so far removed from the materials sources that might use conflict minerals from the covered countries they cannot get reliable confirmation that any of the subject mineral sources are not within the covered countries and therefore cannot reply.